FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	December	2010
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	BlackBerry 6 Gains FIPS Security Certification for U.S. Government Agencies	3

Document 1

December 1, 2010

BlackBerry 6 Gains FIPS Security Certification for U.S. Government Agencies

BlackBerry Torch and Other BlackBerry Smartphones Running the New BlackBerry 6 OS Now Certified for Use by U.S. Government Agencies

Waterloo, ON – Research In Motion (RIM) (NASDAQ: RIMM, TSX: RIM) announced today that BlackBerry® 6, a powerful new operating system for BlackBerry® smartphones, is now FIPS 140-2 certified. This FIPS (Federal Information Processing Standard) certification provides confidence to a variety of security-conscious organizations, including U.S. government agencies, companies in regulated industries and other organizations dealing with sensitive information, that data stored on smartphones running BlackBerry 6 can be properly secured and encrypted.

“This FIPS certification will help extend the reach of BlackBerry 6 to users in a wide range of government agencies and other security-conscious organizations in the U.S.,” said Scott Totzke, Vice President, BlackBerry Security Group at Research In Motion. “BlackBerry 6 offers an exceptional mobile experience for BlackBerry smartphone users on the most secure wireless platform in the industry.”

BlackBerry 6, which debuted on the BlackBerry® Torch™ smartphone earlier this year, retains the trusted features of the BlackBerry brand while delivering a rich experience that’s powerful and easy to use. It has a redesigned interface, includes expanded messaging capabilities, enhanced multimedia support and a new and rich WebKit-based browser that delivers fast Internet browsing. In addition to the BlackBerry Torch, BlackBerry 6 ships on the new BlackBerry® Bold™ 9780 and BlackBerry® Style™ smartphones. BlackBerry 6 can also run on the BlackBerry® Bold™ 9650, BlackBerry® Bold™ 9700, BlackBerry® Curve™ 3G  and BlackBerry® Pearl™ 3G smartphones (subject to carrier certifications).

FIPS is a U.S. government computer security standard for certifying cryptographic modules. The standard was developed through the Cryptographic Module Validation Program (CMVP), which certifies products for use by U.S. government agencies and regulated industries that collect, store, transfer, share and disseminate sensitive information. Product certifications under the CMVP are performed in accordance with the requirements of FIPS 140-2.

In addition to various FIPS certifications, BlackBerry® products have passed rigorous security assessments from a variety of other independent organizations around the world. For example, the BlackBerry® Enterprise Solution has been approved through the CESG Assisted Product

Scheme (CAPS) in the United Kingdom and by the Defence Signals Directorate in Australia, and has also received Common Criteria EAL 4+ certification.” As a result, the BlackBerry Enterprise Solution has been approved for storing and transmitting sensitive data by the North Atlantic Treaty Organization (NATO) as well as government organizations in the United States, Canada, the United Kingdom, Austria, Australia and New Zealand.

For more information about security and the BlackBerry platform visit www.blackberry.com/security.

About Research In Motion

Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

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Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as “expect”, “anticipate”, “estimate”,  “may”,  “will”, “should”, “intend,” “believe”, and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the “Risk Factors” section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Media Contact:

Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
212-336-7509

Investor Contact:

RIM Investor Relations
investor_relations@rim.com
519-888-7465

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	December 01, 2010	By:	/s/ Brian Bidulka
(Signature)
Brian Bidulka Chief Financial Officer